Exhibit 5.01

[Debevoise & Plimpton LLP Letterhead]

November 24, 2004

MBIA Inc.

113 King Street

Armonk, New York 10504

Ladies and Gentlemen:

This opinion is furnished to you in connection with the Registration Statement on Form S-3 (File No. 333-105980) (the “Registration Statement”), the “Prospectus Supplement”, dated November 17, 2004 to the Prospectus dated January 20, 2004 (the “Prospectus Supplement”) and the “Supplement to Prospectus dated January 20, 2004”, dated November 18, 2004, of MBIA Inc., a Connecticut corporation (the “Company”), in connection with the issuance and sale by the Company of $350,000,000 aggregate principal amount of its 5.70% Senior Notes due 2034 (the “Notes”). The Notes will be issued pursuant to the Indenture, dated as of November 24, 2004 (the “Base Indenture”), between the Company and The Bank of New York, as trustee (the “Trustee”), as amended by the First Supplemental Indenture, dated as of November 24, 2004 (the “Supplemental Indenture”; such Base Indenture, as supplemented and amended by the Supplemental Indenture, being referred to herein as the “Indenture”), between the Company and the Trustee.

In so acting, we have examined originals or certified, conformed or reproduction copies of such agreements, instruments, documents and records of the Company, such certificates of public officials, and such other documents, and have made such investigations of law, as we have deemed necessary or appropriate for the purposes of this opinion. In all such examinations, we have assumed without investigation the legal capacity of all natural persons executing documents, the genuineness of all signatures on original or certified copies, the authenticity of all original or certified copies and the conformity to original or certified documents of all copies submitted to us as conformed or reproduction copies. We have relied as to factual matters upon, and have assumed the accuracy of, the statements made in the certificates of officers of the Company delivered to us and certificates and other statements or information of or from public officials and officers and representatives of the Company and others. In rendering the opinion expressed below, we have assumed that the Trustee has the power and authority to enter into and perform its obligations under the Indenture; the Indenture has been duly authorized, executed and delivered by the Trustee and is valid, legally binding and enforceable against the Trustee in accordance with its terms; and the Notes have been duly authenticated by the Trustee in the manner provided in the Indenture.

MBIA Inc.	November 24, 2004

Based on the foregoing, and subject to the further qualifications set forth below, we are of the opinion that the Notes have been validly issued and constitute valid and binding obligations of the Company.

The opinion set forth above is subject to the effects of (i) bankruptcy, insolvency, fraudulent conveyance, fraudulent transfer, reorganization and moratorium laws, and other similar laws relating to or affecting enforcement of creditors’ rights or remedies generally, and (ii) general principles of equity (whether such principles are considered in a proceeding at law or equity), including, without limitation, concepts of good faith, reasonableness and fair dealing and standards of materiality.

The opinion set forth above is limited to the laws of the State of New York, as currently in effect.

We hereby consent to the filing of this opinion as an exhibit to the Company’s Form 8-K filed on November [24], 2004, incorporated by reference in the Registration Statement, and to the reference to our firm under the caption “Legal Matters” in the Prospectus Supplement. In giving such consent, we do not thereby concede that we are within the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission thereunder.

Very truly yours,

/s/ Debevoise & Plimpton LLP

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